SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
August 17, 2005
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 17, 2005

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Press release of August 1, 2005
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Standard & Poor’s upgrades
SCOR Group to “A-, stable outlook”
SCOR Group is very pleased to announce today that the Group has regained its “A-, stable outlook” rating from Standard & Poor’s (“S&P”) Rating Agency, a rating that is considered ‘strong’ by S&P.
The return of the Group into the “A” rated category recognizes SCOR’s success of its recovery plan throughout the last two years and a half. It confirms the Group’s financial strength and high level of solvency. Today, based on its current level of capital, SCOR is well positioned to continue its disciplined underwriting approach on chosen markets and selected clients and pursue prudent investment strategies.
The SCOR Group extends its warm thanks to its loyal clients without whom this recovery would not have been possible.
The SCOR Group also extends its sincere thanks to its shareholders who have financed its re-capitalization through their continued support in capital increases. This continued confidence in the recovery plan is confirmed today. In turn, the Group is committed to providing continued shareholder value for the years to come.
The upgrading of SCOR Group to “A-, stable outlook” level will assist us in our risk selection process and focus on profitability in what already is a very competitive underwriting environment.
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2005 Timetable

First half year results 2005	1 September 2005
Third quarter results 2005	3 November 2005
Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.